UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Rover Group, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

77936F103

(CUSIP Number)

Jason M. Lynch

General Counsel

Foundry Group

645 Walnut Street

Boulder, CO 80302

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 27, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 77936F103
1.	Names of Reporting Persons Foundry Venture Capital 2013, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0% 0
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by Foundry Venture Capital 2013, L.P. (“2013 LP”), Foundry Venture 2013, LLC (“2013 LLC”), Foundry Group Next, L.P. (“Next LP”), FG Next GP, LLC (“Next LLC”), Brad Feld (“Feld”), Seth Levine (“Levine”) and Ryan McIntyre (“McIntyre” and with Feld and Levine, the “Managing Members”) (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

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CUSIP No. 77936F103
1.	Names of Reporting Persons Foundry Venture 2013, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

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CUSIP No. 77936F103
1.	Names of Reporting Persons Foundry Group Next, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

4

CUSIP No. 77936F103
1.	Names of Reporting Persons FG Next GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

5

CUSIP No. 77936F103
1.	Names of Reporting Persons Bradley A. Feld
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

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CUSIP No. 77936F103
1.	Names of Reporting Persons Seth Levine
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

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CUSIP No. 77936F103
1.	Names of Reporting Persons Ryan A. McIntyre
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

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Explanatory Note: This Amendment No. 1 (“Amendment No. 1”), which amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 11, 2023 (the “Original Schedule 13D”) is being filed on behalf of Foundry Venture Capital 2013, L.P. (“2013 LP”), Foundry Venture 2013, LLC (“2013 LLC”), Foundry Group Next, L.P. (“Next LP”), FG Next GP, LLC (“Next LLC”), Brad Feld (“Feld”), Seth Levine (“Levine”) and Ryan McIntyre (“McIntyre” and with Feld and Levine, the “Managing Members”) (collectively, the “Reporting Persons”) in respect of the Class A common stock, par value $0.0001 per share (“Common Stock”) of Rover Group, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 1 is being filed for the purpose of reporting the disposition of the securities of the Issuer by the Reporting Persons in connection with the closing of the 2023 Merger. The Original Schedule 13D is hereby amended and supplemented to the extent hereinafter expressly set forth and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end of Item 4:

On February 26, 2024, pursuant to the terms of the Business Combination Agreement and as a result of the 2023 Merger constituting a Change of Control, all remaining earnout milestones set forth in the Business Combination Agreement were deemed to have occurred and all remaining Earnout Shares issuable under the Business Combination Agreement were issued to the former stockholders of Legacy Rover entitled thereto (in accordance with their respective pro rata share), effective as of immediately prior to the consummation of the Merger. Each former stockholder of Legacy Rover was issued 0.0183 Earnout Shares per share of Legacy Rover’s common stock held immediately prior to the consummation of the 2021 Merger, rounded down to the nearest share, with any fractional shares paid out in cash. 2013 LP and Next LP received 204,265 and 108,675 Earnout Shares, respectively.

On February 27, 2024, 2023 Merger Sub and Parent completed the 2023 Merger with and into the Issuer, pursuant to the terms of the 2023 Merger Agreement, dated as of November 29, 2023, by and among Parent, 2023 Merger Sub and the Issuer. In connection with the completion of the 2023 Merger, each share of Common Stock was cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to $11.00, without interest, and subject to applicable tax withholdings.

As a result of the 2023 Merger, the Common Stock ceased to trade on the NASDAQ Stock Market LLC prior to the opening of trading on February 27, 2024 and became eligible for delisting from the NASDAQ Stock Market LLC and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Act.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b)	As a result of the closing of the Merger as described in Item 4, the Reporting Persons ceased to beneficially own any Common Stock or to have voting or dispositive power with respect to any Common Stock. To the extent that a “group,” within the meaning of Section 13(d)(3) of the Act, was formed by virtue of the Reporting Persons’ actions with respect to the Support Agreements, such group ceased to exist upon the closing of the Merger. The information disclosed under Item 4 is hereby incorporated by reference into this Item 5.

The responses of the Reporting Persons with respect to Rows 7 through 13 of their respective cover pages to this Schedule 13D are incorporated herein by reference.

(c)	Except as set forth in this Amendment No. 1, the Reporting Persons have not engaged in any transactions in the Issuer’s securities during the past 60 days prior to the obligation to file this Schedule 13D.

(d)	To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported herein as beneficially owned by the Reporting Persons.

(e)	The Reporting Persons ceased to be, collectively with the other members of the purported “group” described in Item (5)(a)-(b), the beneficial owners of more than five percent of the Common Stock on February 27, 2024.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 29, 2024

Foundry Venture Capital 2013, L.P.		Foundry Group Next, L.P.

By:	Foundry Venture 2013, LLC	By:	FG Next GP, LLC
its	General Partner	its	General Partner

By:	/s/ Bradley A. Feld	By:	/s/ Bradley A. Feld
	Name: Bradley A. Feld		Name: Bradley A. Feld
	Title: Managing Member		Title: Managing Member

Foundry Venture 2013, LLC		FG Next GP, LLC

By:	/s/ Bradley A. Feld	By:	/s/ Bradley A. Feld
	Name: Bradley A. Feld		Name: Bradley A. Feld
	Title: Managing Member		Title: Managing Member

/s/ Bradley A. Feld
Bradley A. Feld

/s/ Seth Levine
Seth Levine

/s/ Ryan A. McIntyre
Ryan A. McIntyre

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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